

AllerPops Corp. (the "Company") a New Mexico Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years and months ended December 31, 2018 & 2019



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AllerPops Corp.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 13th, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2018	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	4,916	64,089
Accounts Receivable	-	150
Prepaid Expenses	1,890	1,811
Inventory	40,245	54,529
Total Current Assets	47,050	120,579
Non-current Assets		
Intangible Assets: Patents (pending and awarded), net of Accumulated Amortization	36,129	82,116
Security Deposits	1,400	1,400
Other Assets	-	-
Total Non-Current Assets	37,529	83,516
TOTAL ASSETS	84,579	204,095
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,539	12,154
Current Portion of Long Term Debt	-	3,306
Deferred Rent	958	1,059
Accrued Interest	-	822
Total Current Liabilities	4,496	17,342
Long-term Liabilities		
Related Party Notes Payable	-	199,131
Total Long-Term Liabilities	-	199,131
TOTAL LIABILITIES	4,496	216,473
EQUITY		
Accumulated Paid in Capital	287,223	331,427
Accumulated Deficit	(207,140)	(343,805)
Total Equity	80,083	(12,378)
TOTAL LIABILITIES AND EQUITY	84,579	204,095

Statement of Operations

	Year Ended December 31,	
	2018	**2019**
Revenue	20,549	58,360
Cost of Sales	4,035	8,327
Gross Profit	16,514	50,033
Operating Expenses		
Advertising and Marketing	106,816	122,137
General and Administrative	38,274	32,583
Interest	-	9,090
Loss on Inventory Write Down	13,560	-
Rent and Lease	21,057	19,782
Depreciation	-	-
Amortization	1,917	3,106
Total Operating Expenses	181,625	186,698
Net Operating Loss	(165,111)	(136,665)
Other income	1,781	
Net Comprehensive Income	(163,330)	(136,665)

Statement of Cash Flows

	Year Ended December 31,	
	2018	**2019**
OPERATING ACTIVITIES		
Net Income	(163,330)	(136,665)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	1,917	3,106
Accounts Payable	(8,246)	8,616
Accrued Interest	-	822
Inventory	(18,645)	(14,284)
Accounts Receivable		(150)
Prepaids	(1,890)	79
Deferred Expenses	958	102
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(25,906)	(1,710)
Net Cash provided by Operating Activities	(189,236)	(138,375)
INVESTING ACTIVITIES		
Patent Costs	(23,828)	(49,093)
Net Cash provided by Investing Activities	(23,828)	(49,093)
FINANCING ACTIVITIES		
Paid in Capital (Owner's Investment)	181,193	44,204
Debt Issuances		202,437
Unclassified	1,773	
Net Cash provided by Financing Activities	182,966	246,641
Cash at the beginning of period	35,014	4,916
Net Cash increase (decrease) for period	(30,098)	59,173
Cash at end of period	4,916	64,089

Statement of Changes in Shareholder Equity

| | Common Stock | | | | |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 12/31/17	-	-	106,030	(43,810)	62,220
Shareholder Contributions			181,193	-	181,193
Net Loss	-		-	(163,330)	(163,330)
Ending Balance 12/31/2018	-		287,223	(207,140)	80,083
Shareholder Contributions			44,204	-	44,204
Net Loss	-		-	(136,665)	(136,665)
Ending Balance 12/31/2019	-		331,427	(343,806)	(12,379)

AllerPops Corp
Notes to the Unaudited Financial Statements
December 31st, 2018 and 2019
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AllerPops Corp, formerly Knoze Jr Corp, ("the Company") was formed in New Mexico on April 1st, 2016. The company is the manufacturer and distributor of AllerPops, a patented supplement that relieves symptoms from seasonal and yearlong allergies such as nasal congestion, irritated throat, and red eyes. It also promotes a healthy respiratory track and balanced immune system. The Company distributes its products throughout the United States and is located in Los Alamos, New Mexico.

The company will conduct a crowdfunding campaign under regulation CF in the first quarter of 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will generally fulfill its performance obligations and recognizes revenue upon the shipment of sold goods to the customer.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Inventories

Inventories are stated at the lower of costs (first-in, first out) or market.

Property and Equipment

Property and equipment are recorded at historical cost and are depreciated over their statutory lives using straight-line. The Company has established its capitalization threshold at $2,500. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to expense as incurred. As of December 31, 2019 and 2018, the Company did not own any property or equipment.

Intangible Assets

Intangible assets consist of costs associated with patent applications. The Company has been awarded three United States patents which protect the Oral Microbiota Promotion Method necessary for the effectiveness of the AllerPop, and has a United States patent pending application for the Oral Microbiota Composition of the AllerPop. The Company also has an International patent pending application for the Oral Microbiota Promotion Method which would protect the method in Japan, Australia, South Korea, China, Europe, and other countries that are members of the Patent Cooperation Treaty (PCT). Costs related to the patents awarded are capitalized and amortized over the 20 year lives of the patents using the straight-line method. Costs related to patents pending are assessed for impairment by management on an annual basis. Cost related to patents pending are deemed impaired upon the rejection of the patent application, or when management believes that the patent is unlikely to be awarded. As of December 31, 2019 and 2018, no impairment of the patents pending was deemed necessary by management. Total amortization expense for the awarded patents for the years ended December 31, 2019 and 2018 was $3,106 and $1,917, respectively.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (the "New Revenue Standard"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to either transfer goods or services. It supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. The standard's core principle is that a Company should recognize certain revenues at the time the Company has completed its remaining performance obligation related to the funds.

Effective as of January 1, 2019, the Company adopted ASU 2014-09, and all subsequent amendments, which established ASC Topic 606. The Company adopted ASC 606 using the modified retrospective method applied to all revenues not completed as of January 1, 2019. The Company's revenues come from the sale of AllerPops which payment is typically due at the point of sale. When the Company receives payment from customers before the customer has taken possession of the merchandise the amount received is recorded as deferred revenue until the sale is complete. Such performance obligations can be part of contracts with expected original durations of thirty days or less. The adoption of ASC Topic 606 did not result in a change to the accounting for the Company's revenue streams; as such, no cumulative effect was noted, and an adjustment was not recorded to retained earnings.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous standards. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of asset not to recognize lease assets and lease liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, and early application is permitted. The Company is currently evaluating the impact of the provisions of ASU 2016-02 on the presentation of its financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The CEO is not currently issued shares but controls the company as the incorporator. The CEO is the lender of the Debt in Note 5.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Related Party Notes consist of the following as of December 31, 2019 and 2018.

Promissory note payable to a shareholder in monthly installments of $1,078, which includes interest at 4.875%. Total interest expense related to the note payable approximated $4,458.40 and $0, for the years ended December 31, 2019 and 2018, respectively. The note matures on July 1, 2049 and is collateralized by shareholder owned real estate.
The following is the five-year minimum principal payments due on the mortgage payable:

Year Ending December 31:	
2020	$ 3,306.18
2021	3,496.07
2022	3,666.89
2023	3,846.07
2024 and beyond	188,122.23
	202,437.44
Less Current Portion	(3,306.18)
Note Payble, net of current portion	$ 199,131.26

NOTE 6 - EQUITY

The company has authorized 15,000,000 of common shares with no par value. 0 shares were issued and outstanding as of 2018 and 2019.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 13th, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Concentration Risk: Product

The company currently sells a single product. Should competition, patent challenges, or technological obsolescence occur there could be a material adverse effect on our operations and financial condition.